UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Dermira, Inc.

(Name of Subject Company)

Dermira, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24983L 10 4

(CUSIP Number of Class of Securities)

Thomas G. Wiggans

Chief Executive Officer and Chairman of the Board

Dermira, Inc.

275 Middlefield Road, Suite 150

Menlo Park, California

(650) 421-7200

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Katherine K. Duncan, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Andrew L. Guggenhime Chief Financial Officer Dermira, Inc. 275 Middlefield Road, Suite 150 Menlo Park, California (650) 421-7200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Dermira, Inc., a Delaware corporation (the “Company”), by Eli Lilly and Company, an Indiana corporation (“Lilly”) and Bald Eagle Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lilly (“Purchaser”), pursuant to the terms of the Agreement and Plan of Merger dated January 10, 2020, by and among the Company, Purchaser and Lilly (the “Merger Agreement”):

•	Memorandum to Employees, dated January 10, 2020 (Exhibit 99.1)

•	Employee FAQ, dated January 10, 2020 (Exhibit 99.2)

•	Forms of Email to Thought Leaders; Patient Advocacy Groups; CROs, Lab Vendors, Pharm Sci Partners; and Investors, each dated January 10, 2020 (Exhibit 99.3)

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Dermira has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Dermira common stock, nor is it a substitute for the tender offer materials that Lilly and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Lilly will file a tender offer statement on Schedule TO with the SEC, and thereafter Dermira will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY DERMIRA’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to Dermira’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Dermira by contacting investor relations at investor@dermira.com or by phone at (650) 421-7200. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available for free at www.sec.gov, upon filing with the SEC. In addition to these documents, Dermira files annual, quarterly and current reports and other information with the SEC, which are also available for free at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by Dermira with the SEC are available to all stockholders of Dermira for free at https://investor.dermira.com/financials/sec-filings/default.aspx.

DERMIRA’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF DERMIRA COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of Dermira by Lilly. Such forward-looking statements include, but are not limited to, the ability of Dermira and Lilly to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Dermira’s beliefs and expectations and statements about the benefits sought to be achieved in Lilly’s proposed acquisition of Dermira, the potential effects of the acquisition on both Lilly and Dermira, statements regarding employee compensation and benefits, and plans and expectations regarding changes to Dermira’s existing programs, portfolio, operations, partnerships and organizational structure. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements.

These statements deal with future events and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as those relating to the timing of the offer and the subsequent merger; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement on Dermira’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; and other uncertainties pertaining to the business of Dermira, including those set forth in the section entitled “Risk Factors” set forth in Dermira’s Annual Report on Form 10-K, Dermira’s Quarterly Reports on Form 10-Q and other filings Dermira makes with the Securities and Exchange Commission (SEC) from time to time for a discussion of important factors that may cause actual results to differ materially from those expressed or implied by Dermira’s forward-looking statements. Such forward-looking statements speak only as of the date of this news release. Dermira undertakes no obligation to publicly update any forward-looking statements or reasons why actual results might differ, whether as a result of new information, future events or otherwise, except as required by law.